Media Release 4 November 2022

Exhibit 99.10

James Hardie Industries Announces Management Appointments
Christian Claus appointed as President Europe
ESG, IT and Transformation to report directly to the CEO

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, today announces the appointment of Christian Claus as President Europe.

Mr. Claus joins James Hardie as President Europe from a successful leadership career in large global industrial B2B and B2B2C businesses.

Mr. Claus most recently served as Vice President for West Europe, South Europe and Africa of Tarkett, a global leader of floor and wall coverings headquartered in Paris, France, with over 12,500 employees. Mr. Claus was operating in a variety of Vice President roles at Tarkett since January 2018.

Prior to joining Tarkett, Mr. Claus held multiple commercial leadership roles at Air Liquide, the world leader of industrial gases. Before joining Air Liquide, Mr. Claus held various commercial and international management roles of increasing responsibility over the course of his career at 3M.

Commenting on the appointment of Christian Claus, CEO Aaron Erter said, “Christian is an exceptional leader with a proven track record of delivering sustainable profitable growth and we´re excited for him to join James Hardie. I am confident that he has the right leadership style and experience to further accelerate the growth of our business in Europe. Christian has the talent to identify new opportunities, drive innovation and combine strategy with operational implementation to deliver our fiber cement & fiber gypsum growth ambitions in Europe.”

Commenting on his appointment, Mr. Claus said, “I am honored and excited to join James Hardie, a highly successful company in the building materials industry, built on a legacy of innovation and driven by excellent teams across the globe. I am very much looking forward to growing our business in Europe together with our entrepreneurial and customer-driven teams, striving jointly and relentlessly for innovation as well as commercial and operational excellence.”

Mr. Claus is a graduate of the Heinrich Heine University in Düsseldorf, holds a Master’s degree in Business Administration and has completed multiple Executive Education courses at MIT Sloan, Harvard Business School and the London Business School.

In addition to the appointment of President Europe, the Company announced that ESG, IT and Transformation teams will now report directly to the CEO, Aaron Erter. These departments are headed by, VP ESG & Chief Sustainability Officer, Jill Kolling; Chief Information Officer, James Johnson II and; VP Global Transformation, Stephen Balsavich.

Media Release: James Hardie - Announces Management Appointments	1

Media Release 4 November 2022

Commenting on these departmental changes, Mr. Erter said, “I have brought these three departments under my direct leadership to ensure the integration of ESG into our strategy and to drive our continued process & system improvements.”

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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